UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

AMERICAN WOODMARK CORPORATION
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

030506 10 9
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1 (b)

☐   Rule 13d-1 (c)

☒  Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

Page 1 of 3 Pages

	CUSIP Number: 030506 10 9
1.	Names of Reporting Person: S.S. or I.R.S. Identification Number of Above Person (entities only):	James J. Gosa
2.	Check the Appropriate box if a Member of A Group* (a) ____ (b) ____	Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization:	United States
	Number of Shares Beneficially Owned By Each Reporting Person With:
5.	Sole Voting Power:	754,224
6.	Shared Voting Power:	0
7.	Sole Dispositive Power:	754,224
8.	Shared Dispositive Power:	0
9.	Aggregate Amount Beneficially Owned By Each Reporting Person:	754,224
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	____
11.	Percent of Class Represented by Amount in Row 9:	5.0%
12.	Type of Reporting Person:	IN

Page 2 of 3 Pages

Schedule 13G
Item 1 (a).	Name of Issuer	American Woodmark Corporation
Item 1 (b).	Address of Issuer's Principal Executive Offices:	3102 Shawnee Drive Winchester, VA 22601
Item 2 (a).	Name of Person Filing:	James J. Gosa
Item 2 (b).	Address of Principal Business Office, or, if none, Residence:	3102 Shawnee Drive Winchester, VA 22601
Item 2 (c).	Citizenship:	United States
Item 2 (d).	Title of Class of Securities:	Common Stock, No Par Value
Item 2 (e).	CUSIP Number:	030506 10 9
Item 3.	Not Applicable
Item 4.	Ownership:
(a). Amount Beneficially Owned:
(b). Percent of Class:
(c). Number of Shares as to Which Such Person Has:
    (i) Sole Power to Vote or to Direct the Vote:
    (ii) Shared Power to Vote or to Direct the Vote:
    (iii) Sole Power to Dispose or to Direct the Disposition of:
    (iv) Shared Power to Dispose or to Direct the Disposition of:

The foregoing figures include options exercisable by Mr. Gosa within 60 days of December 31, 2007, of 517,918 shares.

754,224 5.0% 754,224 0 754,224 0
Item 5.	Ownership of Five Percent or Less of a Class:	Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:	Not Applicable
Item 7.	Identification and Classification of the Subsidiary which acquired the Security being reported on by the Parent Holding Company or Control Person:	Not Applicable
Item 8.	Identification and Classification of Members of the Group:	Not Applicable
Item 9.	Notice of Dissolution of Group:	Not Applicable
Item 10.	Certification:	Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            February  13, 2008

By:	/S/ LAUREL A. SWAUGER
Name:	Laurel A. Swauger
Title	Attorney-in-Fact